CELLEBRITE DI LTD.
94 SHLOMO SHMELZER ROAD
PETAH TIKVA 4970602, ISRAEL

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V25349-S76477 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CELLEBRITE DI LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" THE PROPOSAL.

		For	Against	Abstain
1.	To approve the compensation terms for our executive Chairman of the Board, Mr. Thomas E. Hogan, as described in the Proxy Statement, dated October 24, 2023.	☐	☐	☐
		Yes	**No**	
1a.	Are you a controlling shareholder in the Company (as defined in the Proxy Statement), or do you have a personal interest (as defined in the Proxy Statement) in the approval of Proposal No. 1, **<u>(Please note: If you do not mark either "Yes" or "No", your shares will not be voted for Proposal No. 1).</u>**	☐	☐	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Proxy Statement is available at www.proxyvote.com.

V25350-S76477

CELLEBRITE DI LTD.
(THE "COMPANY")
PROXY
THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Cellebrite DI Ltd. (the "**Company**"), hereby nominate, constitute and appoint Ms. Dana Gerner, Chief Financial Officer of the Company, Ayala Berler Shapira, Adv., General Counsel of the Company and Roei Gamadi, Adv., Legal Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value of NIS 0.00001 per share of the Company (the "**Shares**"), which the undersigned is entitled to vote at the Special Meeting of Shareholders (the "**Meeting**") to be held at the offices of the Company, located at 94 Shlomo Shmelzer Road, Petah Tikva 4970602, Israel, on Wednesday, November 29, 2023, at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated October 24, 2023, relating to the Meeting (the "**Proxy Statement**").

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, October 23, 2023, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)